FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2005

Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Minería No. #145
11800 México D.F.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...☒.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...☒.....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

PRESS RELEASE

For more information contact:

Ing. Alonso Quintana
(5255) 5272-9991 x3468	in the United States:
alonso.quintana@ica.com.mx	Zemi Communications

Lic. Paloma Grediaga	Daniel Wilson
(5255) 5272-9991 x3664	(212) 689-9560
paloma.grediaga @ica.com.mx	dbmwilson@zemi.com

ICA ANNOUNCES CIVIL CONSTRUCTION PROJECTS TOTALING MORE THAN Ps. 650 MILLION

Mexico City, December 1, 2005 – Empresas ICA, S.A. de C.V. (BMV and NYSE: ICA), the largest engineering, construction, and procurement company in Mexico, announced new civil construction projects for different clients totaling more than Ps. 650 million.

The projects are:

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Terracing and asphalt concrete paving as well as complementary works on the commercial airline ramps of Terminal II of the Mexico City International Airport for Aeropuertos y Servicios Auxiliares (ASA). The unit price public works contract, with a fixed completion date, has a value of Ps. 540 million. Completion is scheduled for November 2006.

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Agreement for the reconstruction of 2,100 rooms for the Palace Resort hotel chain in Cancún, which was affected by hurricane Wilma. The work is to be completed between December 2005 and January 2006 under an administration contract.

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Construction of the B and D1 buildings of the Regional Exposition and Business Center in Irapuato (INFORUM), including foundation and structure work, roofing system, aluminum and glass facades, tiled walls, civil work, plumbing, electromechanical facilities, and automated air conditioning systems. The fixed price contract for Ps. 116 million is to be completed in 7 months.

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ICA was founded in Mexico in 1947. ICA has completed construction and engineering projects in 21 countries. ICA’s principal business units include civil construction and industrial construction. Through its subsidiaries, ICA also develops housing, manages airports, and operates tunnels, highways, and municipal services under government concession contracts and/or partial sale of long-term contract rights.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 5, 2005

Empresas ICA, S.A. de C.V.

/s/ JOSE LUIS GUERRERO
Name: Dr. José Luis Guerrero
Title: Vice President, Finance